Exhibit 99.6

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Reports 99% Increase in Cash Flow from Operations and

22% Growth in Application Sales in Q4 2010 Compared to Q4 2009

Cloud Business Highlighted by Significant Increase in Q4 2010 Secured Total Contract

Value Compared to Q4 2009

SHANGHAI, ATLANTA, March 17, 2011 — CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, today announced financial results for the fourth quarter and year ended December 31, 2010. In the fourth quarter of 2010, operating cash flow increased 99% to $13.3 million, compared to $6.7 million in the fourth quarter of 2009. Non-GAAP revenue(a) improved to $57.6 million, compared to Non-GAAP revenue of $55.0 million in the fourth quarter of 2009.

CDC Software’s balance sheet continued to be solid with total cash and cash equivalents of $44.7 million as of December 31, 2010, compared to $40.3 million as of December 31, 2009.

Application sales increased 22% to $14.6 million, compared to $12.0 million in the fourth quarter of 2009. Application sales are comprised of license revenue plus Secured Total Contract Value (STCV) for Software-as-a-Service (SaaS) sales secured during the quarter. Fourth quarter 2010 STCV increased to $4.5 million, compared to $1.5 million in the fourth quarter of 2009. The strong growth in application sales was primarily due to significant growth in the company’s cloud business, especially within its CDC TradeBeam and CDC gomembers product lines. Fourth quarter 2010 license revenue was $10.1 million, compared to $10.5 million in the fourth quarter of 2009.

Fourth quarter 2010 Total Contracted Backlog (TCB) was $136.5 million, compared to $104.4 million in the fourth quarter of 2009. TCB is the sum of the remaining revenue value of SaaS and term license or rental contracts through the end of their respective terms, the value of contracted renewals for current SaaS and rental contracts based on 12 months of value, plus maintenance revenues from existing on-premise contracts over the previous 12 months. Non-GAAP SaaS revenue(a) was $4.0 million, compared to $671,000 in the fourth quarter of 2009.

For the year ended December 31, 2010, the company reported Non-GAAP revenue(a) of $217.5 million, and Non-GAAP net income(a) of $29.3 million, or $1.03 in Non-GAAP earnings per share, compared to Non-GAAP revenue of $204.5 million and Non-GAAP net income of $37.2 million, or $1.40 in Non-GAAP earnings per share, for the year ended December 31, 2009. Adjusted EBITDA was $41.0 million for the year ended December 31, 2010, compared to Adjusted EBITDA of $53.7 million for the year ended December 31, 2009.

Fourth quarter 2010 Non-GAAP net income was $5.7 million, or $0.20 in Non-GAAP earnings per share, compared to Non-GAAP net income of $10.8 million, or $0.37 in Non-GAAP earnings per share, in the fourth quarter of 2009. Fourth quarter 2010 Adjusted EBITDA(a) was $9.0 million, compared to $14.1 million in the fourth quarter of 2009. Fourth quarter 2010 Adjusted EBITDA margin(a) was 16%, compared to 26% in the fourth quarter of 2009. The Company’s drop in profitability, as indicated by lower Non-GAAP net income and Adjusted EBITDA, was due primarily to transition costs for the company’s cloud business and related investments needed to expand the business. Profitability was also impacted by continuing integration costs due to the company’s previous acquisitions, increased development costs and litigation related to the Sunshine Mills lawsuit.

Research and development expenses increased by 37 percent compared to fourth quarter of 2009 mainly as a result of numerous cloud integration projects, new cloud products, as well as development of a significant deliverable in the CDC Factory on-premise product line which is expected to be launched in the second quarter of 2011.

“Overall, we are pleased with meeting our Non-GAAP EPS guidance for 2010, as well as our double digit top line growth, 22 percent growth in application sales and 99% increase in cash flow from operations in the fourth quarter 2010 over the fourth quarter of 2009,” said Bruce Cameron, president of CDC Software. “In particular, our Pivotal CRM on-premise solution, and CDC TradeBeam and CDC gomembers cloud products reported strong sales growth during the fourth quarter of 2010. The fourth quarter also was highlighted by numerous new logo sales and the company’s focus on sales in emerging regions have been paying off with strong sales growth in Latin America, China and India.”

Approximately 51% of CDC Software’s total license revenue was derived from North America, 32% from EMEA, and 17% from Asia/Pacific. License revenue improved strongly in the fourth quarter of 2010 in CDC Software’s emerging regions of Latin America, China and India. Latin American license sales grew 25% in the fourth quarter of 2010 over the fourth quarter of 2009.

Additionally, CDC Software’s China operations added 37 new logo customers in the fourth quarter of 2010. The South and Southeast Asia operations, which include India, Nepal, Sri Lanka, Vietnam, Indonesia and Thailand, grew more than 100% in the fourth quarter of 2010 compared to the fourth quarter of 2009. The increase was supported by new partners and new markets added to the operations.

Non-GAAP recurring revenue(a), which CDC Software defines as Non-GAAP maintenance revenue(a) plus Non-GAAP SaaS revenue, was $30.6 million in the fourth quarter of 2010, compared to $26.6 million in the fourth quarter of 2009. Fourth quarter 2010 Non-GAAP maintenance revenue was $26.6 million, compared to $25.9 million in the fourth quarter of 2009. CDC Software has also continued to achieve above industry-average maintenance retention rates.

Fourth quarter 2010 Non-GAAP services revenue was $15.6 million, compared to $15.8 million in the fourth quarter of 2009. DSO (days sales outstanding) in the fourth quarter of 2010 was 68 days, compared to 78 in the third quarter of 2010 and 64 days for the fourth quarter of 2009.

The number of enterprise sales deals increased 51% to 412 in the fourth quarter of 2010, compared to 273 in the fourth quarter of 2009. For enterprise sales greater than $100,000, the average software revenue per customer deal increased every quarter during 2010, with an average of $259,000 in the fourth quarter of 2010, compared to $174,000 for the fourth quarter of 2009.

Cloud Highlights:

CDC’s cloud business provides global Software-as-a-Service applications with functionality in ERP, member management,

e-Commerce, supply chain and global trade management. Specifically, CDC Software’s cloud business includes its CDC gomembers, CDC eCommerce and CDC TradeBeam product lines. During the fourth quarter of 2010, CDC invested in several cloud integration projects including integration of the CDC eCommerce platform with its on-premise CDC Supply Chain solution for a leading retail customer. The CDC e-Commerce platform delivers a multichannel commerce strategy including innovative technology directly addressing the call center, public marketplaces such as eBay, the web and mobile communications. In the fourth quarter of 2010, CDC Software also provided enhancements to its CDC eCommerce platform for better storefront management around a customer’s products, including pricing and search criteria and messaging and enhanced order visibility and alert notification to streamline the fulfillment process and provide greater order visibility.

New cloud products delivered since the fourth quarter of 2010 include Ross in the Cloud, the cloud version of its popular ERP suite of applications, and e-M-POWER On Demand, the first cloud discrete ERP solution offered on the Microsoft Windows Azure platform in China and one of only three enterprise software solutions currently available on the Azure platform in China.

During the fourth quarter of 2010, CDC Software’s cloud business reported strong sales with 10 new logo customers and CDC TradeBeam accounting for the top three SaaS deals, closely followed by CDC gomembers.

“Despite the short-term impact on EPS and Adjusted EBITDA, we are on track with our aggressive strategy to grow our cloud business which means increased investments in R&D and sales and marketing,” added Cameron. “We believe the cloud market will experience significant growth over the next five years. Already, we have seen a 200% increase in STCV in our fourth quarter. In the fourth quarter, our cloud sales pipeline, based on total contract value of all deals, not renewals, grew 24 percent. In Q1, we won a signed commitment worth nearly $3.0 million in Total Contract Bookings from a major transportation carrier, and $10.0 million was generated in our cloud pipeline. Cloud bookings grew from nearly 13% of application sales in Q4 2009 to 31% in Q4 2010 with expectations to approach 50% in 2011. For these reasons, we have been increasing our investments in this fast growth cloud business which requires a different operational focus, expertise and management approach than our on-premise business.”

On-Premise Highlights:

During the fourth quarter of 2010, CDC Software introduced several new products and version upgrades for its core on-premise ERP, supply chain management and complaint management applications. Other new products included new versions of its CDC Supply Chain supply chain execution and order management solutions and Pivotal CRM 6.0 for Home Building and Real Estate. The Pivotal CRM and CDC Factory product lines each reported a 20 percent year over year growth. Major sales wins in the fourth quarter of 2010 included a key Latin American deal with one of the world’s leading bakery foods manufacturers, with plans to implement CDC Factory initially at a plant in South America with potential for 20 additional plants; a deal in excess of $400,000 with an Australian aged care services company for CDC’s Peoplepoint solution; and several deals in excess of $500,000, including a government deal in France for Pivotal; a food manufacturing company win for CDC Factory; and a Tier 1 automotive manufacturer deal for CDC Supply Chain.

Strategic Alliance Program:

Another key part of CDC Software’s growth strategy for both its on-premise and cloud businesses is its Strategic Alliance Program. During 2010, CDC Software added 11 original equipment manufacturer (OEM) partners including MIR3, a developer of real-time Intelligent Notification software and OnAsset, a leading provider of machine-to-machine (M2M) wireless asset tracking, sensing, and control solutions. MIR3 is expected to open up new markets for CDC Software solutions in the IT services management and crisis management sectors. Since adding MIR3 as a partner in December 2010, a leading Pakistan telecommunications company and a Canadian telecommunications company were added as the partnership’s customers. CDC Software’s OEM sales pipeline has grown from $150,000 in the fourth quarter of 2009 to $1.75 million in the fourth quarter of 2010. Channel revenue increased 12 percent to $6.5 million for the year ended December 31, 2010, compared to $5.8 million for the year ended December 31, 2009. Through its Alliance Program, CDC Software continues to focus on emerging economies such as India, China and Brazil since the company believes those regions present significant growth opportunities for both its cloud and on-premise products in the future.

Share Buyback:

Between August 2009 and December 31, 2010, CDC Software, management, the CEO and family members and certain affiliates of the company, have purchased an aggregate of approximately 1.4 million shares at an average price of $8.23 per share.

Sunshine Mills Litigation:

As of the date hereof, CDC Software’s subsidiary, Ross Systems, Inc. continues to be involved in litigation with Sunshine Mills, Inc. The judgment against Ross Systems was $61.3 million. In accordance with GAAP, management has accrued an an expected loss contingency of $2.0 million related to this matter as of December 31, 2010, which is subject to change.

Concluding Remarks:

“We are very pleased with our financial results and meeting our Non-GAAP EPS guidance for 2010, as well as the progression of our cloud business in the fourth quarter of 2010, which was highlighted by a strong sales performance,” said Peter Yip, CEO of CDC Software. “Despite our increased spending to grow our cloud business, our EPS remained one of the highest compared to our select industry peer group. We plan to continue investing in our cloud business since we believe the cloud market presents significant revenue opportunities for us. Already these investments have been showing solid results since we have grown TCB from $104.4 million at the end of Q4 2009 to $136.5 million at the end of Q4 2010. With that goal, along with our steady growth in TCB, we have continued to make progress on our previously announced goal to develop recurring revenue streams reaching closer to 70 percent of total revenue over the next few years.”

Conference Call:

The Company’s senior management will host a conference call for financial analysts and investors, Thursday, March 17, 2011 at

8:30 AM ET.

USA and Canada Toll Free Number: (866) 903-3296

Int’l/Local Dial-In #:                             (706) 643 - 6263

Pass code: # 47905085, Call Leader: Monish Bahl

This call is being webcast by Thomson Reuters and can be accessed at the following link: http://phx.corporate-ir.net/phoenix.zhtml?p=irol-ventDetails&c=215971&eventID=3018326

Individual investors also can listen to the call through at the following link: www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via Thomsonone’s password-protected event management site, StreetEvents (www.streetevents.com).

Instant Replay

For those unable to call in, a digital instant replay will be available after the call until Nov. 25, 2010. U.S. based Toll Free Number: +1800-642-1687, U.S.-based Toll Number: +1 706-645-9291. Conference ID number: #. 18658681

Footnotes:

a) Adjusted Financial Measures

This press release includes Non-GAAP revenue, Non-GAAP net income, Non-GAAP earnings per share, Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP SaaS revenue, Non-GAAP recurring revenue, Non-GAAP maintenance, and Non-GAAP gross margin, which are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (collectively, the “Non-GAAP Financial Measures”). We believe that these Non-GAAP Financial Measures are helpful in understanding our past financial performance and our future results. Non-GAAP Financial Measures are not alternatives for measures such as revenue, gross margin, net income, net income margin, EBITDA and earnings per share prepared under GAAP. These Non-GAAP Financial Measures may also be different from non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments determined in accordance with GAAP. Reconciliations of Non-GAAP Financial Measures to GAAP are provided herein immediately following the financial statements included in this press release.

(b) Revised 2009 Information

Results provided herein for 2009 may be different than those previously reported in our press releases due to certain year-end adjustments required to be made in connection with the audit of our financial statements for the year ended December 31, 2009.

All dollar amounts are in U.S. dollars

Special Note Regarding CDC Software Financial Results, Estimates and Guidance

The financial results, estimates and guidance provided herein apply only to CDC Software Corporation, a subsidiary of CDC Corporation. These financial results, estimates and guidance do not apply to, and are not indicative of, the consolidated financial results of CDC Corporation, or the financial results of CDC Games Corporation, China.com, Inc. or any of their respective subsidiaries. Investors are cautioned not to place reliance on the financial results, estimates and guidance set forth herein for purposes of any investment decision with respect to the shares of CDC Corporation or China.com, Inc., and should read the foregoing in conjunction with the reports and other materials filed with the United States Securities and Exchange Commission by CDC Corporation and CDC Software Corporation, from time to time.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based SaaS or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise requirements planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, eCommerce, human capital management, government and not-for-profit, customer relationship management (CRM), complaint management, business intelligence/analytics and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to more than 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release, and the materials related thereto, include “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our plans and strategies with respect to our cloud business, our expectations for increased investment in research and development, our beliefs regarding the cloud market and the potential growth in it, our beliefs regarding opportunities in emerging markets, our beliefs regarding Ross System’s litigation with Sunshine Mills, Inc., including the maximum amount of the $61.3 million judgment against Ross and the $2.0 million amount we have accrued in our financial statements for this matter in accordance with GAAP, which is subject to change, our plans with respect to continued investment in our cloud business and the potential value in this opportunity for us, our goals with respect to recurring revenues for future periods, our beliefs and expectations regarding future growth opportunities and geographic markets, our beliefs regarding our Strategic Alliance Program, our beliefs and expectations about any trends or momentum we may see, our expectations regarding future levels of and performance in revenues, earnings per share, cross-selling, renewal rates and other metrics, and the continuation thereof, our expectations relating to our business model, as well as our goals and strategies and the achievement thereof, our plans and goals with respect to research and development and product development, our plans for future product launches and the value thereof, our beliefs regarding our financial performance and its comparison to our selected peer group, our beliefs and expectations regarding our pipelines, including on-premise, cross-selling and SaaS, our beliefs regarding strategic partnerships, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the risk of significant liability and losses from any litigation matters or other disputes in which we may be involved, including the litigation between Sunshine Mills, Inc. and Ross Systems; (c) risks related to the potential impact of any litigation matters, including the Sunshine Mills matter, on our business, operations and financial condition; (d) risks related to our the variability of and basis for, any assessments and estimates made by management herein; (e) risks related to our cloud business; (f) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners, including our expansion as a hybrid enterprise software provider of on-premise and cloud deployments; (g) the effects of restructurings and rationalization of operations in our companies; (h) the ability to address technological changes and developments including the development and enhancement of products; (i) the ability to develop and market successful products and services, including our expansion as a hybrid enterprise software provider; (j) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (k) the possibility of development or deployment difficulties or delays; (l) the dependence on customer satisfaction with the company’s software products and services; (m) continued commitment to the deployment of our enterprise software products, including on-premise and cloud deployments; (n) risks involved in developing software solutions and integrating them with fourth-party software and services; (o) the continued ability of the company’s products and services to address client-specific requirements; (p) demand for and market acceptance of new and existing software and services, and the positioning of the company’s solutions; (q) the ability of our customers’ staff to operate the enterprise software and extract and utilize information from the company’s products and services. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.

CDC Software

Unaudited Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars except share and per share data)

	December 31,	December 31,
	2009 (b)	2010
	Audited
ASSETS
Current assets:
Cash and cash equivalents	$40,349	$44,747
Restricted cash	113	93
Accounts receivable (net of allowance of $5,090 and $4,263 at December 31, 2009 and 2010, respectively)	44,660	41,540
Marketable securities	1,084	—
Prepayments and other current assets	7,970	10,698
Deferred tax assets	3,215	7,109

Total current assets	97,391	104,187

Property and equipment, net	5,288	4,823
Goodwill	155,617	176,679
Intangible assets	72,032	60,990
Deferred tax assets	32,051	25,089
Receivable from Parent	34,166	32,268
Note receivable due from related parties	680	1,885
Investment in cost method investees	604	675
Other assets	1,589	3,256

Total assets	$399,418	$409,852

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$12,185	$13,357
Purchase consideration payables	2,184	34
Income tax payable	3,853	6,513
Short-term bank loans	4,364	15,055
Accrued liabilities	23,048	26,478
Restructuring accruals, current portion	2,015	1,547
Deferred revenue	53,152	52,442
Deferred tax liabilities	1,151	361

Total current liabilities	101,952	115,787

Long-term debt	—	242
Deferred tax liabilities	21,875	18,505
Purchase consideration payables, net of current portion	810	1,563
Other liabilities	9,628	8,900

Total liabilities	134,265	144,997

Contingencies and commitments

Shareholders’ equity:
Class A ordinary shares, $0.001 par value; 50,000,000 shares authorized; 4,800,000 and 5,210,638 shares issued as of December 31, 2009 and 2010, respectively; 4,679,037 and 3,934,186 shares outstanding as of December 31, 2009 and 2010, respectively	5	5
Class B ordinary shares, $0.001 par value; 27,000,000 shares authorized; 24,200,000 shares issued as of December 31, 2009 and 2010; respectively 24,200,000 and 23,789,362 shares outstanding as of December 31, 2009 and 2010, respectively	24	24
Additional paid-in capital	249,219	252,462
Common stock held in treasury; 120,963 and 1,276,452 shares as of December 31, 2009 and 2010, respectively	(1,118)	(10,423)
Retained earnings	16,843	22,735
Accumulated other comprehensive income (loss)	10	(341)

Total shareholders’ equity	264,983	264,462

Noncontrolling interest	170	393

Total equity	265,153	264,855

Total liabilities and shareholders’ equity	$399,418	$409,852

CDC Software

Unaudited Combined Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	September 30,	December 31,
	2010	2010
REVENUE:
Licenses (including royalties from related parties of $374 and $232, respectively)	$9,006	$10,138
Maintenance (including royalties from related parties of $211 and $163, respectively)	25,240	26,208
Professional services (including royalties from related parties of $149 and $238, respectively)	14,702	15,520
Hardware	567	1,230
SaaS	3,492	3,654

Total revenue	53,007	56,750

COST OF REVENUE:
Licenses	4,807	4,687
Maintenance	4,201	4,141
Professional services (including cost from related parties of $2,750 and $2,893, respectively)	12,926	14,502
Hardware	445	977
SaaS	1,138	1,131

Total cost of revenue	23,517	25,438

Gross profit	29,490	31,312
Gross margin %	56%	55%

OPERATING EXPENSES:
Sales and marketing expenses	10,032	11,434
Research and development expenses	6,870	7,258
General and administrative expenses	11,128	11,971
Operating expenses allocated to Parent	(2,261)	(2,808)
Exchange (gain) loss	(1,105)	(444)
Amortization expenses	1,350	1,408
Restructuring and other charges	(376)	4,952

Total operating expenses	25,638	33,771

Operating income (loss)	3,852	(2,459)
Operating margin %	7%	-4%

Other income, net (including interest income from Parent of $304 and $321, respectively)	153	96

Income (loss) before income taxes	4,005	(2,363)
Income tax benefit (expense)	(988)	753

Net income (loss)	3,017	(1,610)
Net (income) loss attributable to noncontrolling interest	37	(5)

Net income (loss) attributable to controlling interest	$3,054	$(1,615)

Net income (loss) attributable to controlling interest per class A ordinary share - basic and diluted	$0.11	$(0.06)

Net income (loss) attributable to controlling interest per class B ordinary share - basic and diluted	$0.11	$(0.06)

Weighted average shares of class A outstanding - basic and diluted	4,302,410	4,533,139

Weighted average shares of class B outstanding - basic and diluted	23,840,376	23,789,362

Total weighted average shares - basic and diluted	28,142,786	28,322,501

CDC Software

Unaudited Combined Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended December 31,
	2009 (b)	2010
REVENUE:
Licenses (including royalties from related parties of $176 and $232, respectively)	$10,511	$10,138
Maintenance (including royalties from related parties of $49 and $163, respectively)	25,343	26,208
Professional services (including royalties from related parties of nil and $238, respectively)	15,800	15,520
Hardware	2,056	1,230
SaaS	616	3,654

Total revenue	54,326	56,750

COST OF REVENUE:
Licenses	4,868	4,687
Maintenance	3,609	4,141
Professional services (including cost from related parties of nil and $2,893, respectively)	13,443	14,502
Hardware	1,525	977
SaaS	411	1,131

Total cost of revenue	23,856	25,438

Gross profit	30,470	31,312
Gross margin %	56%	55%

OPERATING EXPENSES:
Sales and marketing expenses	8,627	11,434
Research and development expenses	5,297	7,258
General and administrative expenses	10,615	11,971
Operating expenses allocated to Parent	(2,246)	(2,808)
Exchange (gain) loss	(39)	(444)
Amortization expenses	1,151	1,408
Restructuring and other charges	1,176	4,952

Total operating expenses	24,581	33,771

Operating income (loss)	5,889	(2,459)
Operating margin %	11%	-4%

Other income, net (including interest income from Parent of $165 and $321 respectively)	144	96

Income (loss) before income taxes	6,033	(2,363)
Income tax benefit	61	753

Net income (loss)	6,094	(1,610)
Net (income) loss attributable to noncontrolling interest	(10)	(5)

Net income (loss) attributable to controlling interest	$6,084	$(1,615)

Unaudited pro forma information:
Net income (loss) attributable to controlling interest per class A ordinary share - basic and diluted	$0.22	$(0.06)

Net income (loss) attributable to controlling interest per class B ordinary share - basic and diluted	$0.22	$(0.06)

Weighted average shares of class A outstanding - basic and diluted	4,760,880	4,533,139

Weighted average shares of class B outstanding - basic and diluted	24,200,000	23,789,362

Total weighted average shares - basic and diluted	28,960,880	28,322,501

CDC Software

Unaudited Combined Statement of Operations

(Amounts in thousands of U.S. dollars except share and per share data)

	Twelve months ended December 31,
	2009 (b)	2010
	Audited
REVENUE:
Licenses (including royalties from related parties of $1,287 and $1,602, respectively)	$33,085	$35,884
Maintenance (including royalties from related parties of $250 and $554, respectively)	99,775	100,184
Professional services (including royalties from related parties of $32 and $501, respectively)	66,666	62,144
Hardware	3,757	3,845
SaaS	616	10,819

Total revenue	203,899	212,876

COST OF REVENUE:
Licenses	18,699	19,290
Maintenance	14,663	16,643
Professional services (including cost from related parties of nil and $7,440, respectively)	56,329	53,473
Hardware	3,081	3,049
SaaS	411	4,080

Total cost of revenue	93,183	96,535

Gross profit	110,716	116,341
Gross margin %	54%	55%

OPERATING EXPENSES:
Sales and marketing expenses	32,483	40,705
Research and development expenses	18,005	27,876
General and administrative expenses	36,915	40,596
Operating expenses allocated to Parent	(10,134)	(9,358)
Exchange (gain) loss	(2,093)	(2,081)
Amortization expenses	4,533	5,334
Restructuring and other charges	3,351	5,378

Total operating expenses	83,060	108,450

Operating income	27,656	7,891
Operating margin %	14%	4%

Other income, net (including interest income from Parent of $838 and $1,260 respectively)	815	969

Income before income taxes	28,471	8,860
Income tax benefit (expense)	(6,329)	(2,268)

Net income	22,142	6,592
Net loss (income) attributable to noncontrolling interest	131	(197)

Net income attributable to controlling interest	$22,273	$6,395

Unaudited pro forma information:
Net income attributable to controlling interest per class A ordinary share - basic and diluted	$0.84	$0.23

Net income attributable to controlling interest per class B ordinary share - basic and diluted	$0.84	$0.23

Weighted average shares of class A outstanding - basic and diluted	2,381,884	4,383,333

Weighted average shares of class B outstanding - basic and diluted	24,200,000	23,936,148

Total weighted average shares - basic and diluted	26,581,884	28,319,481

CDC Software

Unaudited Combined Statement of Cash Flow

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	September 30,	December 31,
	2010	2010
OPERATING ACTIVITIES:
Net income (loss)	$3,017	$(1,611)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	869	815
Amortization expense	4,865	4,726
Provision for bad debt	464	413
Stock compensation expenses	764	619
Deferred income tax provision	—	(1,777)
Exchange gain	(1,105)	(444)
Loss on disposal of property and equipment	1	1
Gain on disposal of available-for-sale securities	—	(219)
Impairment of cost investments	—	948
Amortization of debt issuance costs	—	232
Accrued interest income from Parent	(303)	(322)
Accrued interest income	(39)	(42)
Changes in operating assets and liabilities:
Accounts receivable	5,824	—
Deposits, prepayments and other receivables	(417)	1,525
Other assets	159	737
Accounts payable	548	180
Income tax payable	686	2,957
Accrued liabilities	(1,241)	755
Deferred revenue	(3,279)	2,996
Other liabilities	1,138	1,037

Net cash provided by operating activities	11,951	13,251

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	216	(716)
Payment for prior year acquisitions	(600)	(141)
Purchases of property and equipment	(615)	(350)
Purchases of intangible assets	—	—
Disposal (purchase) of marketable securities	—	907
Investment in cost method investees	(148)	(127)
Decrease (increase) in restricted cash	—	1

Net cash used in investing activities	(1,147)	(426)

FINANCING ACTIVITIES:
Proceeds from issuance of class A ordinary shares	—	—
Borrowings from (advances to) Parent, net	(1,258)	(1,306)
Short-term borrowings (payments), net	(2,912)	(821)
Debt issuance costs	—	(460)
Purchases of treasury stock	(1,195)	(1,410)
Payments for capital lease obligations	(72)	(63)

Net cash used in financing activities	(5,437)	(4,060)

Effect of exchange differences on cash	1,532	(408)

Net increase in cash and cash equivalents	6,899	8,357
Cash at beginning of period	29,491	36,390

Cash at end of period	$36,390	$44,747

CDC Software

Unaudited Combined Statement of Cash Flow

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2009 (b)	2010	2009 (b)	2010
			Audited
OPERATING ACTIVITIES:
Net income (loss)	$6,094	$(1,611)	$22,142	$6,592
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	750	815	3,122	3,335
Amortization expense	4,736	4,726	18,941	19,449
Provision for bad debt	887	413	1,756	1,069
Stock compensation expenses	909	619	2,041	2,379
Deferred income tax provision	3,804	(1,777)	3,776	(1,777)
Exchange gain	(39)	(444)	(2,093)	(2,081)
Loss on disposal of property and equipment	46	1	139	2
Gain on disposal of marketable securities	—	(219)	—	(538)
Impairment of cost investments	—	948		948
Amortization of debt issuance costs	—	232		232
Accrued interest income from Parent	(165)	(322)	(838)	(1,260)
Interest (income) expense on restricted cash	47	—	—	—
Accrued interest income	—	(42)	—	(123)
Changes in operating assets and liabilities:
Accounts receivable	(10,265)	1,525	10,230	5,723
Deposits, prepayments and other receivables	1,393	737	749	(1,321)
Other assets	149	180	(128)	345
Accounts payable	865	2,957	1,024	56
Income tax payable	(4,165)	755	1,451	2,721
Accrued liabilities	1,526	2,996	(3,534)	(1,985)
Deferred revenue	517	1,037	(4,868)	(2,639)
Other liabilities	(379)	(275)	(251)	503

Net cash provided by operating activities	6,710	13,251	53,659	31,630

INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(25,533)	(716)	(26,856)	(23,821)
Payment for prior year acquisitions	—	(141)	—	(2,841)
Purchases of property and equipment	(120)	(350)	(1,010)	(1,186)
Purchases of intangible assets	—	—	—	—
Capitalized software	(556)	—	(3,556)	—
Disposal (purchase) of marketable securities	(804)	907	(804)	1,638
Investment in cost method investees	(70)	(127)	(108)	(2,195)
Decrease (increase) in restricted cash	372	1	3,581	19

Net cash used in investing activities	(26,711)	(426)	(28,753)	(28,386)

FINANCING ACTIVITIES:
Proceeds from issuance of class A ordinary shares	(1)	—	43,390	—
Borrowings from (advances to) Parent, net	(4,049)	(1,306)	(52,797)	(842)
Short-term borrowings (payments), net	(1,253)	(821)	(1,656)	10,539
Debt issuance costs	—	(460)	—	(1,849)
Purchases of treasury stock	(930)	(1,410)	(969)	(5,454)
Payments for capital lease obligations	(109)	(63)	(569)	(523)

Net cash used in financing activities	(6,342)	(4,060)	(12,601)	1,871

Effect of exchange differences on cash	(136)	(408)	703	(717)

Net increase (decrease) in cash and cash equivalents	(26,479)	8,357	13,008	4,398
Cash at beginning of period	66,828	36,390	27,341	40,349

Cash at end of period	$40,349	$44,747	$40,349	$44,747

CDC Software

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA and Non-GAAP Net Income

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended
	September 30,	December 31,
	2010	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income (loss)	$3,852	$(2,459)
Add back restructuring and other charges	(376)	4,952
Add back depreciation expense	869	815
Add back amortization expense	1,350	1,408
Add back amortization expense included in cost of revenue	3,515	3,318
Add back stock compensation expense	764	619
Add back exchange gain	(1,105)	(444)
Add back deferred revenue grind (1)	1,194	831

Adjusted EBITDA	$10,063	$9,040

Adjusted EBITDA margin %	19%	16%

	Three months ended
	September 30,	December 31,
	2010	2010
(a) Reconciliation from GAAP net income attributable to controlling interest to Non-GAAP net income and Non-GAAP net income per share
Net income (loss) attributable to controlling interest	$3,054	$(1,615)
Add back amortization expense	1,350	1,408
Add back amortization expense included in cost of revenue	3,515	3,318
Add back stock based compensation	764	619
Add back restructuring and other charges	(376)	4,952
Add back deferred revenue grind (1)	1,194	831
Add back exchange gain	(1,105)	(444)
Add back non cash tax expense	593	-452
Tax affect on all reconciling items	(1,999)	(2,893)

Non-GAAP net income	$6,990	$5,724

Non-GAAP net income as % of revenue	13%	10%
Total weighted average shares outstanding (basic and dilutive)	28,142,786	28,322,501
Non-GAAP net income per share (basic and dilutive)	$0.25	$0.20

(1)	Deferred revenue grind represents the fair value adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.

CDC Software

Unaudited Reconciliation From GAAP Results to Adjusted EBITDA and Non-GAAP Net Income

(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2009	2010	2009	2010
(a) Reconciliation from GAAP results to Adjusted EBITDA
Operating income	$5,889	$(2,459)	$27,656	$7,891
Add back restructuring and other charges	1,176	4,952	3,351	5,378
Add back depreciation expense	750	815	3,122	3,335
Add back amortization expense	1,151	1,408	4,533	5,334
Add back amortization expense included in cost of revenue	3,584	3,318	14,408	14,115
Add back stock compensation expenses	909	619	2,041	2,379
Add back exchange gain	(39)	(444)	(2,093)	(2,081)
Add back deferred revenue grind (1)	632	831	632	4,672

Adjusted EBITDA (2)	$14,052	$9,040	$53,650	$41,023

Adjusted EBITDA margin %	26%	16%	26%	19%

	Three months ended December 31,		Twelve months ended December 31,
	2009	2010	2009	2010
(a) Reconciliation from GAAP net income attributable to controlling interest to Non-GAAP net income and Non-GAAP net income per share
Net income (loss) attributable to controlling interest	$6,084	$(1,615)	$22,273	$6,395
Add back amortization expense	1,151	1,408	4,533	5,334
Add back amortization expense included in cost of revenue	3,584	3,318	14,408	14,115
Subtract capitalized software credits	(556)	—	(3,556)	—
Add back stock based compensation	909	619	2,041	2,379
Add back restructuring and other charges	1,176	4,952	3,351	5,378
Add back deferred revenue grind (1)	632	831	632	4,672
Add back exchange gain	(39)	(444)	(2,093)	(2,081)
Add back non cash tax expense	(22)	(452)	2,215	1,361
Tax affect on all reconciling items	(2,137)	(2,893)	(6,637)	(8,288)

Non-GAAP net income	$10,782	$5,724	$37,167	$29,265

Non-GAAP net income as a % of revenue	20%	10%	18%	14%
Total weighted average shares outstanding (basic and dilutive)	28,879,037	28,322,501	26,581,884	28,319,481
Non-GAAP net income per share (basic and dilutive)	$0.37	$0.20	$1.40	$1.03

(1)	Deferred revenue grind represents the fair value adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.
(2)	Adjusted EBITDA does not include the adjustment related to capitalized software costs which are credited against research and development expenses in our consolidated statement of operations. Below is a summary of capitalized software credits for 2009 and 2010:

	Three months ended December 31,		Twelve months ended December 31,
	2009	2010	2009	2010
Capitalized software credits	$(556)	$—	$(3,556)	$—

CDC Software

Unaudited Reconciliation From GAAP Revenue to Non-GAAP Revenue

(Amounts in thousands of U.S. dollars)

	Three Months Ended December 31, 2009
	GAAP Results	Non-GAAP Adjustment (1)	Non-GAAP Results
Licenses	$10,511	$—	$10,511
Maintenance	25,343	554	25,897
Professional services	15,800	23	15,823
Hardware	2,056	—	2,056
SaaS	616	55	671

Total revenue	$54,326	$632	$54,958

	Three Months Ended September 30, 2010
	GAAP Results	Non-GAAP Adjustment (1)	Non-GAAP Results
Licenses	$9,006	$—	$9,006
Maintenance	25,240	712	25,952
Professional services	14,702	96	14,798
Hardware	567	—	567
SaaS	3,492	386	3,878

Total revenue	$53,007	$1,194	$54,201

	Three Months Ended December 31, 2010
	GAAP Results	Non-GAAP Adjustment (1)	Non-GAAP Results
Licenses	$10,138	$—	$10,138
Maintenance	26,208	396	26,604
Professional services	15,520	101	15,621
Hardware	1,230	—	1,230
SaaS	3,654	334	3,988

Total revenue	$56,750	$831	$57,581

(1)	Non-GAAP adjustment represents deferred revenue grind adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.

CDC Software

Unaudited Reconciliation From GAAP Revenue to Non-GAAP Revenue

(Amounts in thousands of U.S. dollars)

	Twelve Months Ended December 31, 2009
	GAAP Results	Non-GAAP Adjustment (1)	Non-GAAP Results
Licenses	$33,085	$—	$33,085
Maintenance	99,775	554	100,329
Professional services	66,666	23	66,689
Hardware	3,757	—	3,757
SaaS	616	55	671

Total revenue	$203,899	$632	$204,531

	Twelve Months Ended December 31, 2010
	GAAP Results	Non-GAAP Adjustment (1)	Non-GAAP Results
Licenses	$35,884	$—	$35,884
Maintenance	100,184	2,833	103,017
Professional services	62,144	513	62,657
Hardware	3,845	—	3,845
SaaS	10,819	1,326	12,145

Total revenue	$212,876	$4,672	$217,548

(1)	Non-GAAP adjustment represents deferred revenue grind adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.